Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF BREITBURN ENERGY PARTNERS L.P.

Name	Jurisdiction
BreitBurn Operating L.P.	Delaware
BreitBurn Florida LLC	Delaware
Terra Energy Company LLC	Michigan
BreitBurn Energy Partners I, L.P.(1)	Texas
BreitBurn Management Company, LLC	Delaware

(1)	BreitBurn Energy Partners I, L.P. was dissolved on May 8, 2012.